UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 5, 2025

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2025 to 30 September 2025
5 November 2025

Novo Nordisk's sales increased by 12% in Danish kroner and by 15% at CER in the first nine months of 2025; R&D pipeline progress continues

•Operating profit increased by 5% in Danish kroner and 10% at constant exchange rates (CER) to DKK 95.9 billion, impacted by one-off restructuring costs of around DKK 9 billion related to the company-wide transformation with the aim of streamlining Novo Nordisk's operations to reinvest for growth. Had Novo Nordisk not incurred such restructuring costs amounting to around DKK 9 billion, operating profit would have increased by 15% in Danish kroner and 21% at CER.
•Sales in US Operations increased by 12% in Danish kroner (15% at CER). Sales in the US were positively impacted by gross-to-net sales adjustments. Sales in International Operations increased by 13% in Danish kroner (16% at CER).

•Sales within Diabetes and Obesity care increased by 12% in Danish kroner to DKK 215.7 billion (15% at CER), mainly driven by Obesity care growth of 37% in Danish kroner to DKK 59.9 billion (41% at CER) and GLP-1 diabetes sales growing 7% in Danish kroner (10% at CER). Rare disease sales increased by 10% in Danish kroner (13% at CER).

•Within R&D, Novo Nordisk announced that the US FDA had approved an indication for Wegovy® for the treatment of MASH. Further, Novo Nordisk agreed to acquire Akero Therapeutics, Inc. and its phase 3 FGF21 analogue in MASH and Omeros’ clinical-stage MASP-3 inhibitor zaltenibart within Rare blood disorders. Also within Rare disease, Novo Nordisk submitted Mim8 for regulatory approval in the EU and in the US. Finally, cagrilintide phase 3 development was initiated, with the potential to be the first amylin monotherapy treatment on the market for weight management.

•For the full-year 2025 outlook, sales growth is now expected to be 8-11% at CER with operating profit growth now expected to be 4-7% also at CER, including a negative full-year impact of around DKK 8 billion from the company-wide transformation. Sales and operating profit growth reported in Danish kroner is now expected to be 4 and 6 percentage points lower than at CER, respectively. The narrowing of the guidance ranges reflects lowered growth expectations for Novo Nordisk's GLP-1 treatments within diabetes and obesity.

•In October, Novo Nordisk announced that the Board of Directors decided to convene an extraordinary general meeting, to be held on 14 November 2025 to elect new members of the Board of Directors of Novo Nordisk.

PROFIT AND LOSS	9M 2025	9M 2024	Growth as reported	Growth at CER*
DKK million
Net sales	229,920	204,720	12%	15%
Operating profit	95,922	91,602	5%	10%
Net profit	75,543	72,758	4%	N/A
Diluted earnings per share (in DKK)	16.99	16.29	4%	N/A
* CER: Constant exchange rates (average 2024).
"Our company-wide transformation has already driven operational efficiencies, and we have a renewed focus that can deliver a range of potential treatment options that will serve millions more patients, mainly in obesity. While we delivered robust sales growth in the first nine months of 2025, the lower growth expectations for our GLP-1 treatments have led to a narrowing of our guidance. We agreed to acquire Akero Therapeutics Inc., adding a potential first-and-best-in-class asset within F4 in MASH, and initiated our phase 3 programme with cagrilintide for weight management. We aim to accelerate on all fronts to be able to compete better in dynamic and increasingly competitive markets," said Mike Doustdar, president and CEO.

On 5 November 2025 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 2 of 38
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first nine months of 2025 (blue indicates third-quarter development).

PERFORMANCE HIGHLIGHTS

Financials
Deliver solid sales and operating profit growth:
–Sales growth of 15% (CER)
–Operating profit growth of 10% (CER), impacted by one-off restructuring costs related to a company-wide transformation as well as impact related to the acquisition of the three former Catalent manufacturing sites
–Had Novo Nordisk not incurred such restructuring costs amounting to around DKK 9 billion, operating profit would have increased by 21% (CER)

Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 63.9 billion
–DKK 53.2 billion returned to shareholders

e

Innovation and therapeutic focus
Further raise innovation bar for Diabetes treatment:
–Ozempic® received positive opinion by CHMP for the treatment of peripheral arterial disease in the EU
–Rybelsus® CV indication, based on SOUL, approved in the US and received positive CHMP opinion in the EU
–Resubmission of Awiqli® in the US for treatment of type 2 diabetes to
Develop superior treatment solutions for Obesity:
–Oral semaglutide 25 mg for weight management submitted in the US and in the EU
–In-license agreements of a triple agonist and two oral molecules
–Novo Nordisk to advance subcutaneous and oral amycretin for weight management into phase 3 clinical development
–Semaglutide 7.2 mg submitted in the EU
–Wegovy® approved in the US for MASH indication
–Phase 3 programme with cagrilintide initiated
–Initiation of phase 1b/2 programme with triple agonist

Strengthen and progress Rare disease pipeline:
–Sogroya® non-replacement indications submitted in the US, Japan
–Alhemo® (concizumab) approved in the US for the treatment of haemophilia A and B without inhibitors
–Mim8 submitted for regulatory approval in the EU and in the US
–Agreed to acquire clinical-stage MASP-3 inhibitor zaltenibart

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Semaglutide 2.4 mg in MASH submitted for regulatory approval in Japan and in the EU
–Phase 2 trials with CDR123L in patients with chronic heart failure and preserved or reduced ejection fraction initiated
–Agreed to acquire Akero and its phase 3 FGF21 analogue in MASH
–Phase 3 trial with coramitug initiated in people living with ATTR cardiomyopathy.

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share declined by 2.3 percentage points to 31.6% (MAT)
More than DKK 25 billion* in Obesity care sales by 2025:
–Obesity care sales increased by 41% (CER) to DKK 59.9 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 13% (CER) to DKK 14.3 billion
e-t

Purpose and sustainability (ESG)
Progress towards zero environmental impact: –Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 21% compared to the first nine months of 2024	Adding value to society: –Medical treatment provided to 42.4 million people living with diabetes and 3.2 million people living with obesity

* on a full-year basis.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 3 of 38
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2025

PROFIT AND LOSS	9M 2025	9M 2024	% change 9M 2025 to 9M 2024	% change 9M 2025 to 9M 2024 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	229,920	204,720	12%	15%

Gross profit	186,280	173,222	8%	12%
Gross margin	81.0%	84.6%

Sales and distribution costs	(48,421)	(43,400)	12%	15%
Percentage of sales	21.1%	21.2%

Research and development costs	(37,391)	(34,260)	9%	10%
Percentage of sales	16.3%	16.7%

Administrative costs	(4,420)	(3,696)	20%	22%
Percentage of sales	1.9%	1.8%

Other operating income and expenses	(126)	(264)	N/A	N/A

Operating profit (EBIT)	95,922	91,602	5%	10%
Operating margin	41.7%	44.7%

Financial items (net)	433	32	N/A	N/A

Profit before income taxes	96,355	91,634	5%	N/A

Income taxes	(20,812)	(18,876)	10%	N/A
Effective tax rate	21.6%	20.6%

Net profit	75,543	72,758	4%	N/A
Net profit margin	32.9%	35.5%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	16,420	13,909	18%	N/A
Capital expenditure (PP&E)	41,711	31,063	34%	N/A
Net cash generated from operating activities	111,483	108,667	3%	N/A
Free cash flow[1]	63,887	71,760	(11%)	N/A
EBITDA[1]	112,342	105,511	6%	11%
Adjusted net profit[1]	87,748	80,042	10%	N/A

Total assets	512,288	397,441	29%	N/A
Equity	169,896	120,522	41%	N/A
Equity ratio	33.2%	30.3%

Diluted earnings per share / ADR (in DKK)	16.99	16.29	4%	N/A

Full-time equivalent employees end of period	78,554	71,880	9%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first nine months of 2025 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2024 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 4 of 38
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 12% measured in Danish kroner and by 15% at CER in the first nine months of 2025, driven by Obesity care sales growth of 41% (CER), driven by Wegovy® and Diabetes care sales growth of 8% (CER), driven by Ozempic®. Rare disease sales increased by 13% (CER).

Sales split per therapy	Sales 9M 2025 DKK million	Sales 9M 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	97,885	90,568	8%	11%	32%
- Ozempic®	95,264	86,489	10%	13%	36%
- Victoza®	2,621	4,079	(36%)	(34%)	(4%)
Rybelsus®	16,790	16,384	2%	5%	2%

Total GLP-1	114,675	106,952	7%	10%	34%

Long-acting insulin[1]	14,055	13,937	1%	3%	1%

Premix insulin[2]	7,806	7,922	(1%)	0%	0%

Fast-acting insulin[3]	13,703	12,505	10%	12%	5%

Human insulin	4,172	5,122	(19%)	(15%)	(2%)

Total insulin	39,736	39,486	1%	3%	4%

Other Diabetes care[4]	1,348	1,608	(16%)	(14%)	(1%)

Total Diabetes care	155,759	148,046	5%	8%	37%

Wegovy®	57,242	38,340	49%	54%	66%
Saxenda®	2,660	5,400	(51%)	(49%)	(8%)

Total Obesity care	59,902	43,740	37%	41%	58%

Diabetes and Obesity care total	215,661	191,786	12%	15%	95%

Rare disease segment
Rare blood disorders[5]	8,936	8,740	2%	5%	1%

Rare endocrine disorders[6]	4,125	3,070	34%	37%	4%

Other Rare disease[7]	1,198	1,124	7%	9%	0%

Rare disease total	14,259	12,934	10%	13%	5%

Total sales	229,920	204,720	12%	15%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 5 of 38
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 5% measured in Danish kroner and by 8% at CER to DKK 155,759 million, mainly driven by growth of GLP-1-based products. Novo Nordisk has a strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. Novo Nordisk's global diabetes value market share decreased by 2.3% percentage points over the last 12 months to 31.6%. In IO countries, tirzepatide is categorised under GLP-1 diabetes only in IQVIA data, despite having indications for Diabetes and Obesity in most launched countries. Novo Nordisk is the market leader and has a total GLP-1 volume market share, across Diabetes and Obesity care, of 59.0% globally. Within the US Operations and IO Operations, Novo Nordisk has a total GLP-1 volume market share of 47.3% and 68.4%, respectively.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2024 and August 2025 provided by the independent data provider IQVIA. EUCAN covers Europe and Canada, Emerging Markets covers mainly Latin America, the Middle East and Africa. APAC covers Japan, Korea, Oceania, and Southeast Asia. Region China covers Mainland China, Hong Kong and Taiwan.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	August	August	Sales 9M 2025 DKK million	Growth at CER
	2025	2024

Global	31.6%	33.8%	155,759	8%
US Operations	32.7%	34.8%	84,595	11%
International Operations	28.2%	30.7%	71,164	4%
- EUCAN *	32.3%	35.3%	32,376	8%
- Emerging Markets **	25.2%	29.0%	15,982	0%
- APAC ***	17.3%	18.7%	9,496	6%
- Region China ****	32.4%	33.1%	13,310	0%

Source: IQVIA, August 2025 data. *Data for EUCAN available for 26 European markets and Canada representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 7% measured in Danish kroner and by 10% at CER to DKK 114,675 million. The estimated global GLP-1 share of total diabetes prescriptions increased to 7.4% compared with 6.5% 12 months ago. It is possible for a patient to have a prescription for more than one diabetes treatment. Novo Nordisk has a value market share of 49.3%.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	August	August	Sales 9M 2025 DKK million	Growth at CER
	2025	2024

Global	49.3%	55.7%	114,675	10%
US Operations	48.1%	53.3%	73,252	10%
International Operations	56.3%	71.6%	41,423	10%
- EUCAN *	58.4%	72.9%	22,523	15%
- Emerging Markets **	47.7%	64.2%	8,333	6%
- APAC ***	46.4%	72.8%	5,243	12%
- Region China ****	82.2%	79.9%	5,324	(4%)

Source: IQVIA, August 2025 data. Data for EUCAN available for 26 European markets and Canada representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses, or if not available, Novo Nordisk assumptions. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 6 of 38
Ozempic® sales increased by 10% measured in Danish kroner and by 13% at CER to DKK 95,264 million. Sales growth was driven by both US Operations and International Operations. US sales were positively impacted by gross-to-net sales adjustments.

Rybelsus® sales increased by 2% measured in Danish kroner and by 5% at CER to DKK 16,790 million. Sales growth was driven by International Operations, mainly within EUCAN, APAC and China, offset by decreasing sales in US Operations.

Victoza® sales decreased by 36% measured in Danish kroner and by 34% at CER to DKK 2,621 million. The decline was driven by the GLP-1 diabetes market moving towards once-weekly treatments in both US Operations and International Operations.

US Operations
Sales of GLP-1 Diabetes care products in US Operations increased by 7% measured in Danish kroner and by 10% at CER. The sales increase was driven by Ozempic®, partially countered by Victoza® and Rybelsus®. Ozempic® sales in the US were positively impacted by gross-to-net sales adjustments followed by increasing volume growth, partially countered by lower realised prices. Novo Nordisk has a 48.1% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 19.6% compared with 17.2% 12 months ago.

Sales growth in US Operations was positively impacted by gross-to-net sales adjustments, mainly related to Ozempic®. Further, sales growth was driven by a prescription volume growth of the GLP-1 diabetes class of more than 10% in the third quarter of 2025 compared with the third quarter of 2024, countered by a decline in market share. Novo Nordisk's share of total monthly prescriptions was 45.1%, while the share of new-to-brand prescriptions has decreased to 38.8%.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 7% measured in Danish kroner and by 10% at CER. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.2% compared with 4.4% 12 months ago. Novo Nordisk is the market leader with a value market share of 56.3% compared with 71.6% 12 months ago.

EUCAN
Sales of GLP-1 Diabetes care products in EUCAN increased by 14% measured in Danish kroner and by 15% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®. The estimated GLP-1 share of total diabetes prescriptions has increased to 10.0% compared with 8.4% 12 months ago. Novo Nordisk is the market leader in EUCAN with a value market share of 58.4%.

Emerging Markets
Sales of GLP-1 Diabetes care products in Emerging Markets decreased by 1% measured in Danish kroner and increased by 6% at CER. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.1% compared with 2.5% 12 months ago. Novo Nordisk is the market leader in Emerging Markets with a value market share of 47.7%.

APAC
Sales of GLP-1 Diabetes care products in APAC increased by 10% measured in Danish kroner and by 12% at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.1% compared with 2.4% 12 months ago. Novo Nordisk has a value market share of 46.4%.

Region China
Sales of GLP-1 Diabetes care products in Region China decreased by 7% measured in Danish kroner and by 4% at CER. The sales decline is driven by lower sales of Ozempic® as well as Victoza®. Ozempic® is negatively impacted by wholesaler inventory movements. The GLP-1 share of total diabetes prescriptions has decreased to 3.1% compared with 3.4% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 82.2%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 7 of 38
Insulin
Sales of insulin increased by 1% measured in Danish kroner and by 3% at CER to DKK 39,736 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2025 DKK million	Growth at CER
	2025	2024

Global	43.1%	44.6%	39,736	3%
US Operations	29.4%	33.7%	11,244	18%
International Operations	46.8%	47.7%	28,492	(2%)
- EUCAN *	44.8%	45.4%	9,463	(5%)
- Emerging Markets **	51.5%	51.9%	7,448	(5%)
- APAC ***	52.9%	55.5%	4,055	(1%)
- Region China ****	41.2%	41.4%	7,526	5%

Source: IQVIA, August 2025 data. Data for EUCAN available for 26 European markets and Canada representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan.

US Operations
Sales of insulin in US Operations increased by 15% measured in Danish kroner and by 18% at CER. The sales increase in US Operations was positively impacted by gross to net adjustments as well as positive channel and payer mix, partially countered by a decline in volume. Novo Nordisk has a volume market share of 29.4% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 4% measured in Danish kroner and by 2% at CER, negatively impacted by periodic supply constraints and market share losses. The sales decrease at CER was mainly driven by EUCAN. Novo Nordisk has a volume market share of 46.8% of the total insulin market in International Operations.

EUCAN
Sales of insulin in EUCAN decreased by 5% in both Danish kroner and CER. The sales decrease at CER was mainly driven by long-acting insulin and human insulin. Novo Nordisk has a volume market share of 44.8% of the total insulin market.

Emerging Markets
Sales of insulin in Emerging Markets decreased by 7% measured in Danish kroner and by 5% at CER. The sales decrease at CER was mainly driven by human insulin, partially countered by long-acting insulin. Novo Nordisk has a volume market share of 51.5% of the total insulin market.

APAC
Sales of insulin in APAC decreased by 5% measured in Danish kroner and by 1% at CER. The sales decrease at CER was mainly driven by human insulin and premix insulin. Novo Nordisk has a volume market share of 52.9% of the total insulin market.

Region China
Sales of insulin in Region China increased by 2% measured in Danish kroner and by 5% at CER. The sales increase at CER was mainly driven by long-acting insulin, partially countered by fast-acting insulin. Novo Nordisk has a volume market share of 41.2% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 8 of 38
Obesity care
Sales of Obesity care products, Wegovy® and Saxenda® increased by 37% measured in Danish kroner and by 41% at CER to DKK 59,902 million. Sales growth was driven by both US Operations and International Operations. The volume growth of the global branded obesity market was 136%. Novo Nordisk is the global market leader with a branded volume market share of 59.2%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	August	Sales 9M 2025 DKK million	Growth at CER
	2025

Global	136%	59,902	41%
US Operations	150%	37,521	24%
International Operations	114%	22,381	83%
- EUCAN *	68%	11,743	65%
- Emerging Markets **	204%	5,052	46%
- APAC ***	335%	4,607	221%
- Region China ****	N/A	979	N/A

Source: IQVIA, August 2025 data. *Data for EUCAN available for 26 European markets and Canada representing approximately 100% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 10 markets representing approximately 75% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for four markets representing approximately 53% of Novo Nordisk’s Obesity care sales in the area. **** Branded obesity market data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Wegovy® sales increased by 49% measured in Danish kroner and by 54% at CER to DKK 57,242 million. Sales of Saxenda® decreased by 51% measured in Danish kroner and by 49% at CER to DKK 2,660 million as the obesity care market is continuing to move towards once-weekly treatments.

US Operations
Sales of Obesity care products in US Operations increased by 21% measured in Danish kroner and by 24% at CER to DKK 37,521 million. Sales of Wegovy® increased by 22% measured in Danish kroner and by 25% at CER to DKK 37,248 million, driven by increased volumes, partially countered by lower realised prices. In the US, Wegovy® still has around 270,000 weekly prescriptions, and the volume growth of the branded obesity market in the US was 150%. Prescriptions via NovoCare® Pharmacy (incl telehealth partnerships) are included by independent data provider IQVIA.

Despite the expiry of the FDA grace period for mass compounding on 22 May 2025, Novo Nordisk market research shows that unsafe and unlawful mass compounding has continued. In the cash channel, NovoCare® Pharmacy was launched in March 2025. Wegovy® prescriptions via NovoCare® Pharmacy (including telehealth collaborations) amount to around 10,000 weekly prescriptions, in addition to around 16,000 weekly prescriptions in the retail cash channel in October. Novo Nordisk recently announced further collaborations, including with GoodRx and Costco. Novo Nordisk continues to invest in expanding direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth organisations. Within the insured channel, Novo Nordisk continues to work on expanding channels and access to Wegovy® in the US. It is estimated that around 55 million people with obesity have Wegovy® coverage in the US with more than 10 million people estimated to be covered via Medicaid. Into 2026, a number of states have announced changes to obesity medication coverage following budgetary concerns.

International Operations
Sales of Obesity care products in International Operations increased by 77% measured in Danish kroner and by 83% at CER to DKK 22,381 million. Sales of Wegovy® increased by 159% measured in Danish kroner and by 168% at CER to DKK 19,994 million. Wegovy® has now been launched in more than 45 countries in International Operations. This was partially countered by sales of Saxenda® in International Operations decreasing by 51% measured in Danish kroner and by 50% at CER to DKK 2,387 million. The volume growth of the branded obesity market in International Operations was 114%.

EUCAN
Sales of Obesity care products in EUCAN increased by 64% measured in Danish kroner and by 65% at CER to DKK 11,743 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in EUCAN was 68%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 9 of 38

Emerging Markets
Sales of Obesity care products in Emerging Markets increased by 37% measured in Danish kroner and by 46% at CER to DKK 5,052 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in Emerging Markets was 204%.

APAC
Sales of Obesity care products in APAC increased by 202% measured in Danish kroner and by 221% at CER to DKK 4,607 million, driven by uptake of Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in APAC was 335%.

Region China
Sales of Obesity care products in Region China amounted to DKK 979 million, driven by the launch of Wegovy®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 10 of 38
Rare disease, sales development
Rare disease sales increased by 10% measured in Danish kroner and by 13% at CER to DKK 14,259 million. Sales of rare endocrine disorder products increased by 34% measured in Danish kroner and by 37% at CER to DKK 4,125 million. Sales of rare blood disorder products increased by 2% measured in Danish kroner and by 5% at CER to DKK 8,936 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 9M 2025 DKK million	Growth at CER

Global	14,259	13%
US Operations	6,307	14%
International Operations	7,952	12%
- EUCAN	3,860	3%
- Emerging Markets	1,935	1%
- APAC	1,572	26%
- Region China	585	170%

US Operations
Rare disease sales in US Operations increased by 11% measured in Danish kroner and by 14% at CER. The sales increase was mainly driven by Rare endocrine disorder products, increasing by 47% measured in Danish kroner and by 51% at CER. The sales increase was driven primarily by Norditropin®, positively impacted by channel and payer mix and improved supply during 2025 and Sogroya® launch uptake. Rare blood disorder products decreased by 4% measured in Danish kroner and by 2% at CER, mainly driven by NovoSeven® and haemophilia A products, partially countered by increased Alhemo® sales.

International Operations
Rare disease sales in International Operations increased by 9% measured in Danish kroner and by 12% at CER. Rare endocrine disorder products increased by 21% measured in Danish kroner and by 23% at CER, driven by Norditropin® due to improvements in manufacturing output as well as Sogroya® launch uptake. Sales of rare blood disorder products increased by 8% measured in Danish kroner and by 11% at CER, driven by higher sales within haemophilia A products and Alhemo® sales.

EUCAN
Rare disease sales increased by 3% in both Danish kroner and at CER. Sales of rare endocrine disorder products increased by 17% in both Danish kroner and at CER. Sales of rare blood disorder products decreased by 1% measured in Danish kroner, and remained unchanged at CER, driven by lower sales of haemophilia A products, mainly countered by haemophilia B sales.

Emerging Markets
Rare disease sales decreased by 3% measured in Danish kroner and increased by 1% at CER. Sales of rare blood disorder products decreased by 7% measured in Danish kroner and by 2% at CER, mainly driven by lower NovoSeven® sales. Sales of rare endocrine disorder products increased by 12% measured in Danish kroner and by 16% at CER, driven by higher sales of both Norditropin® and Sogroya®.

APAC
Rare disease sales increased by 23% measured in Danish kroner and by 26% at CER. Sales of rare endocrine disorder products increased by 30% measured in Danish kroner and by 32% at CER, driven by sales of both Norditropin® and Sogroya®. Sales of rare blood disorder products increased by 22% measured in Danish kroner and by 26% at CER, driven by higher sales of Alhemo®and haemophilia A products.

Region China
Rare disease sales increased by 159% measured in Danish kroner and by 170% at CER. This is driven by rare blood disorders, which increased by 165% measured in Danish kroner and by 176% at CER, mainly due to increased haemophilia A sales and NovoSeven®, negatively impacted by timing of shipments.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 11 of 38

GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 12% measured in Danish kroner and by 15% at CER to DKK 229,920 million in the first nine months of 2025. In US Operations, sales increased by 12% measured in Danish kroner and by 15% at CER. Sales growth in the first nine months of 2025 was positively impacted by gross-to-net sales adjustments of around DKK 5 billion wholesaler stocking in the US of around DKK 1 billion. As of 30 September 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. Sales in International Operations increased by 13% measured in Danish kroner and by 16% at CER.

As of January 2025, North America Operations and International Operations were reorganised and financial reporting was divided into US Operations and International Operations. Please see appendix 8 for a breakdown of sales per area in 2024.

Sales split per geographical area	Sales 9M 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	128,423	12%	15%	54%

International Operations	101,497	13%	16%	46%
- EUCAN	47,979	17%	18%	23%
- Emerging Markets	22,969	3%	8%	6%
- APAC	15,675	30%	35%	14%
- Region China	14,874	5%	8%	4%

Total sales	229,920	12%	15%	100%
US Operations
Sales in US Operations increased by 12% measured in Danish kroner and by 15% at CER. The sales increase reflects Obesity care sales growing by 24% at CER, estimated to be negatively impacted by compounded GLP-1s, and GLP-1 diabetes sales growing by 10% at CER, positively impacted by gross-to-net sales adjustments. Insulin sales are increasing by 18% at CER, and Rare disease products are growing by 14% at CER.

International Operations
Sales in International Operations increased by 13% measured in Danish kroner and by 16% at CER. Sales growth was driven by Obesity care sales growing by 83% at CER and GLP-1 diabetes sales growing by 10% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales decreased by 2% at CER, also negatively impacted by periodic supply constraints, while Rare disease sales increased by 12% at CER.

EUCAN
Sales in EUCAN increased by 17% measured in Danish kroner and by 18% at CER. Sales growth was driven by Obesity care, which grew by 65% at CER. Diabetes care sales increased by 8% at CER, driven by GLP-1 diabetes sales growing by 15% at CER, while insulin sales decreased by 5% at CER. Rare disease sales increased by 3% at CER.

Emerging Markets
Sales in Emerging Markets increased by 3% measured in Danish kroner and by 8% at CER. Sales growth was driven by Obesity care, which grew by 46% at CER. Diabetes care sales were unchanged at CER, driven by GLP-1 diabetes sales growing by 6% at CER, and insulin sales decreasing by 5% at CER. Rare disease sales increased by 1% at CER.

APAC
Sales in APAC increased by 30% measured in Danish kroner and by 35% at CER. Sales growth was driven by Obesity care sales increasing by 221% at CER and Diabetes care growing by 6% at CER, reflecting GLP-1 diabetes sales growing 12% at CER, partly countered by insulin sales decreasing by 1% at CER. Rare disease sales increased by 26% at CER.

Region China
Sales in Region China increased by 5% measured in Danish kroner and by 8% at CER. The sales increase at CER was driven by Obesity care sales amounting to DKK 979 million. GLP-1 diabetes sales decreased by 4% at CER negatively impacted by wholesaler inventory movements. Insulin sales increased by 5% at CER, and Rare disease sales by 170% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 12 of 38
FINANCIALS
Novo Nordisk streamlining operations and reinvesting for growth
During the third quarter of 2025, Novo Nordisk initiated a company-wide transformation to simplify its organisation, improve the speed of decision-making, and reallocate resources towards the company’s growth opportunities in diabetes and obesity. As part of the transformation, Novo Nordisk reduces the global workforce, including staff areas and headquarters functions, by approximately 9,000 of the 78,400 positions in the company, with around 5,000 reductions in Denmark. The transformation comes with an around DKK 8 billion impact in net one-off restructuring costs, including impairment charges. Restructuring costs of around DKK 9 billion has been incurred in the third quarter of 2025, countered by expected savings of around DKK 1 billion in the fourth quarter. Around DKK 5 billion are related to severance packages across costs lines whereas around DKK 4 billion are related to asset impairments within R&D and Product Supply. The savings will be redirected to growth opportunities in diabetes and obesity, including commercial execution initiatives and R&D programmes. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916424 (the contents of the company's website do not form a part of this Form 6-K).

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 39% measured in Danish kroner and by 36% at CER to DKK 43,640 million, resulting in a gross margin of 81.0%, measured in Danish kroner, compared with 84.6% in the first nine months of 2024. The decline in gross margin mainly reflects impacts of around DKK 3 billion from one-off restructuring costs related to the company-wide transformation during the third quarter of 2025 and by impairments related to a few production assets. Further, cost of goods sold are impacted by amortisations and depreciations related to to the three former Catalent manufacturing sites as well as costs related to ongoing capacity expansions. This is partially countered by a positive product mix driven by increased sales of GLP-1-based treatments and a positive price impact due to gross-to-net sales adjustments in the US.

Sales and distribution costs increased by 12% measured in Danish kroner and by 15% at CER to DKK 48,421 million. The increase in costs is driven by both US Operations and International Operations. In US Operations, the cost increase is mainly driven by promotional activities related to Wegovy® and Ozempic®. In International Operations, the increase is primarily related to the Wegovy® launch and promotional activities. Sales and distribution costs amounted to 21.1% as a percentage of sales. S&D costs are impacted by one-off restructuring costs related to the company-wide transformation during the third quarter of 2025 of around DKK 2 billion.

Research and development costs increased by 9% measured in Danish kroner and by 10% at CER to DKK 37,391 million, driven by investments within Obesity care, reflecting increased late-stage clinical trial activity as well as increased early research activities and increased development investments related to the cardiovascular portfolio. Research and development costs amounted to 16.3% as a percentage of sales. R&D costs are impacted by one-off restructuring costs of around DKK 4 billion related to the company-wide transformation during the third quarter of 2025 and by impairments related to the closure of early non-core projects to free up resources for core therapy areas. This is partially countered by the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets in 2024.

Administration costs increased by 20% measured in Danish kroner and by 22% at CER to DKK 4,420 million, or 1.9% of sales. Administration costs are impacted by one-off restructuring costs of around DKK 0.5 billion related to the company-wide transformation during the third quarter of 2025.

Other operating income and expenses (net) showed a loss of DKK 126 million compared to a loss of DKK 264 million in 2024. This is driven by transaction costs related to the Catalent transaction during the first nine months of 2024.

Operating profit increased by 5% measured in Danish kroner and by 10% at CER to DKK 95,922 million, impacted by one-off restructuring costs related to the company-wide transformation during the third quarter of around DKK 9 billion and by impacts related to the acquisition of the three former Catalent manufacturing sites. This is partially countered by the impairment loss related to ocedurenone in 2024. Had Novo Nordisk not incurred such restructuring cost amounting to around DKK 9 billion, operating profit would have increased by 15% in Danish kroner and 21% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 13 of 38

Financial items (net) showed a net gain of DKK 433 million, compared with a net gain of DKK 32 million in the first nine months of of 2024. This primarily reflects gains from hedging the US dollar, which is partly offset by financing costs related to the funding of the Catalent transaction.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 2,811 million compared with a net gain of DKK 47 million in the first nine months of 2024.

At the end of September 2025, a positive market value of financial contracts of DKK 8,011 million had been deferred for recognition later in 2025 and 2026.

The effective tax rate was 21.6% in the first nine months of 2025, compared with an effective tax rate of 20.6% in the first nine months of 2024.

Net profit increased by 4% to DKK 75,543 million, and Adjusted net profit increased by 10% to DKK 87,748 million. Diluted earnings per share increased by 4% to DKK 16.99.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 14 of 38
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2025
Sales in the third quarter of 2025 increased by 5% measured in Danish kroner and by 11% at CER compared to the third quarter of 2024. Sales growth in US Operations was positively impacted by gross-to-net sales adjustments of around DKK 2 billion and wholesaler stocking of around DKK 1 billion. Operating profit decreased by 30% measured in Danish kroner and by 21% at CER, impacted by one-off restructuring costs of around DKK 9 billion related to the company-wide transformation and by impacts related to the acquisition of the three former Catalent manufacturing sites. Had Novo Nordisk not incurred such restructuring costs amounting to around DKK 9 billion, operating profit would have decreased by 2% in Danish kroner and increased by 7% at CER. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2025.

Sales split per geographical area	Sales Q3 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	41,144	3%	10%	51%
International Operations	33,832	8%	12%	49%
- EUCAN	16,767	19%	21%	38%
- Emerging Markets	6,635	(20%)	(15%)	(17%)
- APAC	5,466	26%	35%	20%
- Region China	4,964	5%	12%	7%

Total sales	74,976	5%	11%	100%

The increase in global sales of 11% at CER was driven by increased sales across the portfolio. GLP-1 diabetes sales increased by 11% at CER, and Obesity care sales increased by 18% at CER. Insulin sales increased by 1% at CER, and Rare disease sales increased by 9% at CER.

US Operations
Sales in US Operations increased by 3% measured in Danish kroner and by 10% at CER. Sales growth in US Operations in the third quarter was driven by gross-to-net sales adjustments and wholesaler stocking of around DKK 3 billion. Sales growth was driven by GLP-1 diabetes sales growing by 11% at CER. Ozempic® sales growth was positively impacted by gross-to-net sales adjustment and wholesaler stocking, partially countered by lower realised prices. Obesity care sales increased by 6% at CER, driven by increased volumes countered by lower realised prices. Insulin sales increased by 20% at CER, positively impacted by channel and payer mix, partially countered by lower realised volumes. Rare disease sales were unchanged at CER, mainly driven by volume growth for rare endocrine disorder products related to Sogroya®, partly countered by a decline in rare blood disorders sales driven by NovoSeven®.

International Operations
Sales in International Operations increased by 8% measured in Danish kroner and by 12% at CER. Sales growth was driven by EUCAN, APAC and Region China. Sales in Emerging Markets declined, negatively impacted by supply chain pipeline filling related to Wegovy® during the third quarter of 2024.
Sales growth was driven by Diabetes and Obesity care growing by 11% at CER, driven by Obesity care increasing by 41% at CER following the uptake of Wegovy®. GLP-1 diabetes sales grew by 9% at CER, and insulin sales decreased by 4% at CER. Rare disease sales increased by 16% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 15 of 38

PROFIT AND LOSS	Q3 2025	Q3 2024	% change Q3 2025 to Q3 2024	% change Q3 2025 to Q3 2024 at CER

Net sales	74,976	71,311	5%	11%

Gross profit	57,072	60,003	(5%)	3%
Gross margin	76.1%	84.1%

Sales and distribution costs	(15,996)	(15,210)	5%	14%
Percentage of sales	21.3%	21.3%

Research and development costs	(15,393)	(9,488)	62%	65%
Percentage of sales	20.5%	13.3%

Administrative costs	(1,884)	(1,382)	36%	40%
Percentage of sales	2.5%	1.9%

Other operating income and expenses	(117)	(101)	N/A	N/A

Operating profit (EBIT)	23,682	33,822	(30%)	(21%)
Operating margin	31.6%	47.4%

Financial items (net)	1,835	562	N/A	N/A

Profit before income taxes	25,517	34,384	(26%)	N/A

Income taxes	(5,511)	(7,083)	(22%)	N/A
Effective tax rate	21.6%	20.6%

Net profit	20,006	27,301	(27%)	N/A
Net profit margin	26.7%	38.3%

Costs and operating profit
The gross margin was realised at 76.1% in the third quarter of 2025, compared with 84.1% in 2024. The gross margin decrease is mainly impacted by one-off restructuring costs of around DKK 3 billion related to the company-wide transformation during the third quarter of 2025 and by impairment related to a few production assets related to the company-wide transformation. Further, the decrease reflects amortisations and depreciations related to to the three former Catalent manufacturing sites, partially countered by a positive product mix, driven by increased sales of GLP-1-based treatments and a positive price impact due to gross-to-net sales adjustments in the US.

Sales and distribution costs increased by 5% measured in Danish kroner and by 14% at CER compared with 2024. The increase in costs is driven by both US Operations and International Operations. In the US, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Wegovy® launch activities and promotion spend directed towards Ozempic®. Sales and distribution costs amounted to 21.3% as a percentage of sales. S&D costs are impacted by one-off restructuring costs of around DKK 2 billion related to the company-wide transformation during the third quarter of 2025.
Research and development costs increased by 62% measured in Danish kroner and by 65% at CER compared with 2024. This is mainly driven by increased late-stage clinical trial and research activities mainly related to Obesity care. R&D costs are impacted by one-off restructuring costs of around DKK 4 billion related to the company-wide transformation during the third quarter of 2025 including impairments related to the closure of early non-core projects to free up resources for core therapy areas, partially countered by the impairment of ocedurenone in 2024. Research and development costs amounted to 20.5% as a percentage of sales.
Administrative costs increased by 36% measured in Danish kroner and by 40% at CER, compared with the same period in 2024. The cost increase is impacted by one-off restructuring costs of around DKK 0.5 billion related to the company-wide transformation during the third quarter of 2025. Administration costs amounted to 2.5% as a percentage of sales.

Other operating income and expenses showed a loss of DKK 117 million in the third quarter of 2025 related to impairment charges.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 16 of 38
Operating profit decreased by 30% measured in Danish kroner and by 21% at CER compared with the third quarter of 2024. This is mainly impacted by one-off restructuring costs related to the company-wide transformation during the third quarter of around DKK 9 billion and by impacts related to the acquisition of the three former Catalent manufacturing sites. Had Novo Nordisk not incurred such restructuring costs amounting to around DKK 9 billion, operating profit would have decreased by 2% in Danish kroner and increased by 7% at CER.

Financial items (net) showed a net gain of DKK 1,835 million compared with a net gain of DKK 562 million in the third quarter of 2024, mainly reflecting gains on hedged currencies, primarily the US dollar. This is partly countered by financing costs related to the funding of the Catalent transaction.

The effective tax rate was 21.6% in the third quarter of 2025, compared with an effective tax rate of 20.6% in the third quarter of 2024.

Net profit decreased by 27% to DKK 20,006 million, and Adjusted net profit increased by 5% to DKK 29,179 million. Diluted earnings per share decreased by 26% to DKK 4.50.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 17 of 38
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW IN THE FIRST NINE MONTHS OF 2025 AND CAPITAL EXPENDITURE
Free cash flow in the first nine months of 2025 was DKK 63.9 billion compared to DKK 71.8 billion in the first nine months of 2024. The reduction in free cash flow is mainly driven by increased capital expenditures.

Capital expenditure for property, plant and equipment was DKK 41.7 billion compared with DKK 31.1 billion in 2024, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditure related to intangible assets was DKK 4.6 billion in the first nine months of 2025 compared with DKK 3.7 billion in 2024, reflecting business development activities.

EQUITY
Total equity was DKK 169,896 million at the end of September 2025, equivalent to 33.2% of total assets, compared with 30.3% at the end of September 2024. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 51.8 billion to shareholders via dividends in 2025, split between DKK 35.1 billion in an ordinary dividend and DKK 16.7 billion in an interim dividend.

Treasury shares
From 5 August 2025 to 5 November 2025, employee share programmes have resulted in a net transfer from Novo Nordisk of 49,301 B shares of DKK 0.10. Novo Nordisk now owns a total of 21,520,659 B shares of DKK 0.10 as treasury shares.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 18 of 38
OUTLOOK
The current expectations for 2025 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 5 November 2025	Most recent expectations communicated

Sales growth
at CER	8% to 11%	8% to 14%[1]
as reported	Around 4 percentage points lower than at CER	Around 3 percentage points lower than at CER[1]

Operating profit growth
at CER	4% to 7%	4% to 10%[2]
as reported	Around 6 percentage points lower than at CER	Around 5 percentage points lower than at CER[1]

Financial items (net)	Gain of around 2.6 bDKK	Gain of around 1.6 bDKK[1]

Effective tax rate	21% to 23%	21% to 23%[1]

Capital expenditure (PP&E)	Around 60 bDKK	Around 65 bDKK[1]

Depreciation, amortisation and impairment losses	Around DKK 22 billion	Around DKK 21 billion[2]

Free cash flow (excluding impact from potential business development)	Between 20 and 30 bDKK	Between 9 and 19 bDKK[3]
1) Guidance issued 6 August, in connection with financial results first six months (CA no. 20)
2) Expectation as of 10 September in connection with restructuring (CA no. 26)
3) Expectation as of 9 October, depending on the timing of closing of Akero (CA no. 27)

Sales growth is now expected to be 8-11% at CER. Included in the full-year guidance are positive impacts related to US gross-to-net sales adjustments earlier in 2025. Given the current exchange rates versus the Danish krone, sales growth reported in Danish kroner is now expected to be 4 percentage points lower than at CER. The narrowing of the guidance ranges reflects lowered growth expectations for Novo Nordisk's GLP-1 treatments within diabetes and obesity.

The updated outlook reflects expectations for sales growth in both US Operations and International Operations. In International Operations, the updated outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments within obesity and diabetes as well as intensifying competition.

In US Operations, the outlook is based on current prescription trends, intensifying competition and pricing pressure for Ozempic® within diabetes and for Wegovy® within obesity. Novo Nordisk is focused on preventing unlawful and unsafe compounding; however, Novo Nordisk market research shows that mass compounding continues. Novo Nordisk further focuses on expanding access to Wegovy®, including in the cash channel through NovoCare® Pharmacy and collaborations with telehealth organisations.

Operating profit growth is now expected to be 4% to 7% at CER, compared to the 4% to 10% communicated in conjunction with the company-wide transformation announced in September. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be 6 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate. The narrowing of the guidance range mainly reflects the lower sales growth outlook and costs related to the acquisitions of Akero and Omeros, partially countered by reduced spending. Operating profit growth is impacted by the full-year impact of around DKK 8 billion from the company-wide transformation and impacts related to the acquisition of the three former Catalent manufacturing sites as well as the impairment related to ocedurenone in 2024.

Novo Nordisk now expects financial items (net) for 2025 to amount to a gain of around DKK 2.6 billion. This is driven by gains on hedged currencies, mainly the US dollar, countered by interest expenses related to funding of the debt-financed Catalent transaction.

The effective tax rate for 2025 is still expected to be in the range of 21-23%.

Capital expenditure is now expected to be around DKK 60 billion in 2025 compared to DKK 65 billion previously, driven by adjustments to expansion plans. The size of CAPEX investments reflects the expansion of the global supply chain. The investments will create additional capacity across the supply chain, including the manufacturing of active pharmaceutical

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 19 of 38
ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the CAPEX-to-sales ratio is expected to be in the low double-digit range.

Depreciation, amortisation and impairment losses are expected to be around DKK 22 billion, mainly driven by impairment within R&D and Product Supply related to the closure of early non-core projects to free up resources for core therapy areas and by impairments related to a few production assets, as communicated in conjunction with the company-wide transformation. Depreciations and amortisations related to the Catalent transaction are included.

The free cash flow is now expected to be DKK 20-30 billion due to lower expected trade receivables in the US and a reduction in CAPEX expenditure. The free cash flow guidance assumes an impact from the acquisition of Akero, contingent on final timing of closing. Potential financial impacts related to the potential acquisition of Metsera, Inc. have not been included.

For the coming years, Novo Nordisk has previously stated that the compound patent expiry of the semaglutide molecule in certain countries in International Operations is expected to have an estimated negative low-single-digit impact on global sales growth. Also for 2026, the announced acquisition of Akero Therapeutics, Inc. is expected to lead to increased research and development costs, with an estimated negative impact on full-year operating profit growth in 2026 of around 3 percentage points, depending on the timing of closing.

Lastly, while maintaining all legal challenges and rights, Novo Nordisk accepted the US Inflation Reduction Act’s Maximum Fair Price (MFP) for Ozempic®, Rybelsus® and Wegovy® in Medicare Part D, effective as of January 2027. The estimated direct impact of a semaglutide MFP in Medicare Part D, had it been introduced 1 January 2025, would have been a negative low single-digit impact on global sales growth for the full year 2025.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2025, incl. energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs, duties and pricing policies, (incl Most Favored Nations in the US), as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during the remainder of 2025. Financial impacts and risks related to the Metsera, Inc. acquistion are not included.

FX (average rates)	9M 2025	9M 2024	% change	Spot rate 30 October 2025

USD	669	686	(2%)	647
CNY	93	95	(2%)	91
CAD	478	505	(5%)	462
AUD	428	454	(6%)	423
JPY	4.51	4.54	(1%)	4.19

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,500 million	12
CNY[2]	DKK 510 million	12
CAD	DKK 350 million	0
AUD	DKK 220 million	0
JPY	DKK 170 million	12

1) As of 30 October 2025.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact of foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 20 of 38
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Regulatory milestones for oral semaglutide (Rybelsus®) in the EU and US
In September 2025, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) approved an update to the Rybelsus® (oral semaglutide) label to reflect the cardiovascular benefits seen in the SOUL trial. Further, in October, the US FDA approved a new indication for Rybelsus® to reduce the risk of major adverse cardiovascular events (MACE) in adults with type 2 diabetes mellitus who are at high risk for these events. In this population, the indication serves for both primary prevention (reducing the risk of atherosclerotic cardiovascular disease by preventing or managing risk factors) and secondary prevention (reducing the risk of another event in people who have had a serious CV incident or procedure). The SOUL trial demonstrated a superior reduction in MACE of 14%, on top of standard of care, for people treated with oral semaglutide compared to placebo in people with type 2 diabetes and cardiovascular disease and/or CKD, making Rybelsus® the first and only oral GLP-1 RA with a proven cardiovascular benefit.

Resubmission of Awiqli® to the US FDA for treatment of adults with type 2 diabetes
Novo Nordisk resubmitted its Biologics License Application (BLA) to the US FDA for Awiqli® (insulin icodec) injection, a once-weekly basal insulin treatment for adults living with type 2 diabetes. If approved, Awiqli® would become the first once-weekly basal insulin available in the US. The resubmission is based on results from the ONWARDS type 2 diabetes phase 3a programme for once-weekly Awiqli®, which is comprised of five randomised, active-controlled, treat-to-target clinical trials in approximately 4,000 adults with type 2 diabetes.

Phase 3b trial initiated with insulin icodec in people with type 1 diabetes.
In August 2025, Novo Nordisk initiated ONWARDS 11, a 26-week clinical trial designed to evaluate the efficacy and safety of once-weekly insulin icodec compared to once-daily insulin glargine. The trial aims to generate additional data to support a US resubmission for the type 1 diabetes indication, in light of FDA feedback from ONWARDS 6 related to titration algorithms for improved safety. Primary endpoint is change in HbA1c with the trial also exploring patient-reported outcomes and adherence metrics.

Positive opinion adopted for IcoSema recommending approval for treatment of adults with type 2 diabetes
In September 2025, EMA's CHMP adopted a positive opinion of IcoSema, a combination of the basal insulin icodec and semaglutide, for treatment of adults with type 2 diabetes insufficiently controlled on basal insulin or GLP-1s as an adjunct to diet and exercise in addition to oral medicinal products for diabetes management. The submission was based on the COMBINE programme, in which IcoSema showed superiority in terms of lowering of HbA1c compared to insulin icodec and semaglutide as well as superior change in body weight compared to insulin icodec and insulin glargine. In the trials, IcoSema appeared to have a safety profile consistent with the safety profiles of the mono-components (insulin icodec and semaglutide).

Obesity care
Wegovy® approved in the US for the treatment of MASH
In August 2025, Novo Nordisk announced that the US FDA approved a supplemental New Drug Application (sNDA) for an additional indication for Wegovy® (semaglutide 2.4 mg) for the treatment of MASH in adults with moderate to advanced liver fibrosis (consistent with stages F2 to F3 fibrosis), in combination with a reduced-calorie diet and increased physical activity. For further information, see separate company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916416 (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk received Complete Response Letter in the US related to PDS290 device variant for Wegovy®.
The US FDA has issued a Complete Response Letter (CRL) regarding Novo Nordisk’s submission of Wegovy® (semaglutide 2.4 mg) in the multi-dose PDS290 device in the US. The CRL provides recommendations related to the co-existence of the multi-dose pen with the single-dose pen already on the market. Novo Nordisk is addressing FDA’s feedback and will continue to engage with the agency on this application. All dose strengths of Wegovy® are currently in full supply and available nationwide in the US in the single-dose pen.

Semaglutide 7.2 mg in a single-dose-device submitted to the EU regulatory authorities

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 21 of 38
In October 2025, Novo Nordisk submitted a variant application for semaglutide 7.2 mg (a higher dose of Wegovy®) to the EMA for the existing marketing authorisation for Wegovy® in a single-dose pen. Novo Nordisk still expects approval for the label extension application for semaglutide 7.2 mg in early 2026 as well as the approval of semaglutide 7.2 mg in a single-dose pen during second half of 2026. Wegovy® is currently approved in the EU at doses up to 2.4 mg for the treatment of overweight and obesity.

Oral semaglutide 25 mg (Wegovy® pill) submitted to the EU regulatory authorities
In September 2025, Novo Nordisk submitted oral semaglutide 25 mg to the EMA. The submission is based on OASIS 4, a 64-week efficacy and safety trial comparing once-daily oral semaglutide 25 mg to placebo in 307 adults with obesity or overweight with one or more comorbidities. From a baseline body weight of 105.9 kg, oral semaglutide 25 mg achieved 16.6% weight loss compared to a 2.7% reduction with placebo in adults with obesity or overweight (if all participants adhered to treatment). In the trial, oral semaglutide 25 mg appeared to have a safe and well-tolerated profile. Pending approval, Novo Nordisk is considering to launch oral semaglutide 25 mg in selected EU markets.

Phase 3 programme with cagrilintide initiated in people living with overweight or obesity
In November 2025, Novo Nordisk initiated a phase 3 programme, RENEW, for cagrilintide in people living with obesity. RENEW 1 is a 64-week randomised and placebo-controlled trial assessing the efficacy and safety of cagrilintide 2.4 mg in 300 people with overweight or obesity. RENEW 2 is a 64-week randomised and placebo-controlled trial assessing the efficacy and safety of cagrilintide 2.4 mg in 330 people with overweight or obesity and type 2 diabetes.
Phase 1 trial with Triple successfully completed and initiation of phase 1b/2 in people living with overweight and obesity.
During the third quarter of 2025, a phase 1 trial with a GLP1-GIP-Amylin tri-agonist (Triple) was successfully completed in enabling initiation of a phase 1b/2 trial in people living with overweight or obesity in October 2025. The trial investigated the safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of Triple. In the trial, all multiple doses tested appeared to have a safe and well-tolerated profile. The phase 1b/2 trial will investigate the safety, tolerability and efficacy of once-weekly Triple for up to 44 weeks in around 220 patients living with overweight or obesity.

Cardiovascular & Emerging Therapy
Phase 3 trial with coramitug (PRX004) initiated in people living with ATTR cardiomyopathy.
In October 2025, Novo Nordisk initiated CLEOPATTRA, a randomised and placebo-controlled global phase 3 cardiovascular outcomes trial to assess efficacy and safety of coramitug in the treatment of around 1,200 adult participants with ATTR-CM. The event-driven trial is expected to complete around the turn of the decade.

Phase 1 trial initiated in healthy volunteers targeting SLC25A5 as a potential therapy for MASH
In October 2025, Novo Nordisk initiated a phase 1 trial targeting SLC25A5. This first-in-human study seeks to explore NNC4005-0001, an siRNA molecule that targets knockdown of SLC25A5 mRNA and subsequent expression of SLC25A5 protein, also known as ANT2, in hepatocytes, as a potential once-quarterly therapy for MASH. The trial is designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of NNC4005-0001 at different subcutaneous doses.

Rare disease
Mim8 submitted for regulatory approval in the EU and in the US
In September and October 2025, Novo Nordisk submitted Mim8, an investigational prophylaxis treatment for people living with haemophilia A with or without inhibitors for regulatory approval in the US and in the EU. The submissions are based on the data from the FRONTIER programme, which is designed to establish the efficacy and safety profile of Mim8 as a prophylactic treatment administered once every month, once every two weeks or once every week to prevent or reduce the frequency of bleeding episodes in people with haemophilia A.

Alhemo® approved in the EU for treatment of haemophilia A and B without inhibitors
During the third quarter, Alhemo® was approved in the EU for treatment of haemophilia A and B without inhibitors in the EU following EMA's CHMP meeting in July. Alhemo® with the extended HA/HB indication has been launched in the first countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 22 of 38

Sogroya® submitted in China for Small for Gestational Age, Noonan Syndrome, and Idiopathic Short Stature indications successfully completed
In November 2025, Novo Nordisk submitted Sogroya® (somapacitan) for the indications of Children Born Small for Gestational Age, Noonan Syndrome and Idiopathic Short Stature to the Centre for Drug Evaluation (CDE) for regulatory approval in China, based on data from the phase 3 basket trials REAL 8 and REAL 9.
Correction: Sogroya is not submitted in China yet.
Business development
Novo Nordisk to acquire Akero Therapeutics and its promising phase 3 FGF21 analogue to expand MASH portfolio
Novo Nordisk announced that it has entered into a definitive agreement to acquire Akero for 4.7 billion USD in cash at closing. Akero’s fibroblast growth factor 21 (FGF21) analogue efruxifermin (EFX) is a potentially best-in-class treatment for metabolic dysfunction-associated steatohepatitis (MASH). EFX is currently in phase 3 development for the treatment of patients with moderate to advanced liver fibrosis (F2-F3) and patients with cirrhosis (F4). The acquisition reflects Novo Nordisk’s long-term strategy to develop innovative and differentiated medicines and treat millions of more people living with diabetes, obesity and their associated comorbidities. The phase 3 programme builds on two 96-week phase 2b trials, in which EFX has been observed to significantly improve liver fibrosis and reverse compensated cirrhosis due to MASH. Over 96 weeks, the HARMONY (F2-F3) and SYMMETRY (F4) trial demonstrated 49% and 29% reduction in fibrosis without worsening of MASH respectively, compared to 19% and 11% in the respective placebo groups. EFX is the only treatment to have shown significant fibrosis regression in F4 patients in a phase 2 trial. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916433 (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk announced asset purchase and license agreement for Omeros’ clinical-stage MASP-3 inhibitor zaltenibart
Novo Nordisk and Omeros Corporation announced that they have entered into a definitive asset purchase and license agreement for the candidate drug zaltenibart (formerly OMS906) in clinical development for rare blood and kidney disorders. Novo Nordisk will be granted exclusive global rights to develop and commercialise zaltenibart in all indications. Omeros has reported positive phase 2 data for zaltenibart in paroxysmal nocturnal hemoglobinuria (PNH) - a rare, acquired blood disorder where the body's immune system mistakenly attacks and destroys red blood cells, leading to low levels of healthy red blood cells and other complications. Zaltenibart has shown multiple potential advantages over other alternative pathway inhibitors in development or on the market, and it has been well tolerated and demonstrated an acceptable safety profile across all clinical trials to date. Following closing of the transaction, Novo Nordisk aims to initiate a global phase 3 programme for zaltenibart in PNH and explore further development in a range of other rare blood and kidney disorders.

R&D Strategy
Novo Nordisk decided in August to merge the company’s Research & Early Development with its Development area into a new, consolidated R&D unit, under the leadership of CSO Martin Holst Lange. As a consequence, Novo Nordisk’s R&D strategy and priorities have now been updated to reflect a focus on a fast advancement of innovation of new therapies and ensuring the success of the early and late-stage pipelines, with a focus on the diabetes and obesity areas and associated comorbidities. As a result of the updated R&D strategy and priorities, Novo Nordisk will not initiate further clinical trials for a number of early development projects DNA Immunotherapy, MARC1and LXRa in MASH, DCR-XDH in gout, PD-L1 and STAT3 within oncology, and the stem cell platform with early development projects within Parkinson’s disease and Heart Failure. In addition, a number of changes to the portfolio of early-stage projects will also be implemented. Novo Nordisk may pursue partnerships for some of the above projects. Novo Nordisk's strategic focus within Rare disease remains unchanged.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 23 of 38
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	9M 2025	9M 2024	% change 9M 2025 to 9M 2024

Total CO2e emissions	1,000 tonnes CO2e	1,921	1,553	24%
- Scope 1 CO2e emissions	1,000 tonnes CO2e	89	59	51%
- Scope 2 CO2e emissions[1]	1,000 tonnes CO2e	48	11	336%
- Scope 3 CO2e emissions[2]	1,000 tonnes CO2e	1,784	1,483	20%
Plastic footprint (absolute)[3]	tonnes	15,389	15,205	1%
Plastic footprint per patient[3]	kg/patient	0.34	0.35	(3%)

1) Figure has been restated from 17 in Q3 2024 Company announcement to reflect the inclusion of renewable electricity setup at our acquired site in Ireland.
2) Figure has been restated from 3,370 in Q3 2024 Company announcement due to updated calculation methodology.
3) Plastic footprint over a 12-month period, calculated as a moving annual total.

Emissions
Novo Nordisk is committed to reaching net zero emissions across scope 1, scope 2 and scope 3 greenhouse gas emissions by 2045. Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 24% compared to the first nine months of 2024.

Compared to the first nine months of 2024, scope 1 CO2e emissions increased by 51% primarily due to the acquisition of new production sites and increased consumption of natural gas related hereto.

Scope 2 CO2e emissions increased by 336% compared to the first nine months of 2024, primarily due to use of non-renewable electricity at the newly acquired production sites, mainly related to to the three former Catalent manufacturing sites. As of September 2025, the overall share of renewable electricity for production sites is 85%, driven by recent acquisition of new sites without renewable electricity setup.

Scope 3 CO2e emissions increased by 20% compared to the first nine months of 2024 due to a general increase in the supply chain activities supporting increased volumes of Novo Nordisk treatments. Novo Nordisk is working on reducing scope 3 CO2e emissions and has set a target to reduce 33% by 2033, approved by the Science-Based Target initiative.

Plastic target
Novo Nordisk has set a global target to reduce the plastic footprint per patient from Diabetes and Obesity care products by 30% by 2033, compared to a baseline of 0.35 kg per patient in 2024. Due to increased production volumes, the absolute plastic footprint increased by 1%, while the relative footprint per patient decreased by 3%. This reduction was mainly driven by an increase in once-weekly treatments compared to once-daily treatments.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 24 of 38
SOCIAL

SOCIAL PERFORMANCE	Unit	9M 2025	9M 2024	% change 9M 2025 to 9M 2024

Patients
Total numbers of patients reached	Estimate in millions[1]	45.6	43.9	4%
–Patients reached with Novo Nordisk's Diabetes care products[2]	Estimate in millions[1]	42.4	42.1	1%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	3.2	1.8	78%
Vulnerable patients reached with Diabetes care products[3]	Estimate in millions[1]	7.2	8.5	(15%)
Children reached through the Changing Diabetes® in Children programme	Number of children[4]	76,693	59,294	29%

Sustainable employer
Total number of employees (FTEs)	Number	78,554	71,880	9%
Gender in senior leadership positions[5]	Men:women	57:43	59:41	N/A

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Figure has been restated from 41.5 in Q3 Company Announcement to reflect the inclusion of samples and donations. This also affects the total number of patients.
3) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific diabetes access and affordability programmes or humanitarian donations.
4) Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
5) Defined as chief executive officer (CEO), executive vice presidents (EVP), senior vice presidents (SVP), corporate vice presidents (CVP) and vice presidents (VP), and covers the entire Novo Nordisk Group.

Patients
The number of patients reached with Novo Nordisk products, across Diabetes and Obesity care, was 45.6 million at the end of September 2025. This is an increase of 1.7 million patients compared to end of September 2024.

By the end of September 2025, the number of vulnerable patients treated with Diabetes care products reached 7.2 million. This is a 15% decline compared to the same period last year, driven by fewer human insulin tender sales and portfolio consolidation of human insulin.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of September 2025, a total of 76,693 children were reached with Diabetes care treatment, an increase of 29% compared to the end of September 2025.

Sustainable employer
The number of full-time employees at the end of September 2025 was 78,554, (excluding impact from the company-wide transformation). On 10 September 2025, Novo Nordisk announced the company-wide transformation to simplify its organisation, improve the speed of decision-making, and reallocate resources towards the company's growth opportunities in diabetes and obesity. As part of the transformation, the global workforce is reduced by approximately 9,000 positions, hereof 5,000 in Denmark.

At the end of September 2025, 43% of leaders in senior positions were women and 57% were men, compared to September 2024, where 41% of leaders in senior positions were women and 59% were men.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the safety of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas and Israel-Iran conflicts and Russia's invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 25 of 38
CORPORATE GOVERNANCE
Novo Nordisk announces an Extraordinary General Meeting to be convened to elect new members of the Board of Directors
In October, Novo Nordisk announced that the Board of Directors decided to convene an Extraordinary General Meeting to be held on 14 November 2025, to elect new board members. Chair Helge Lund, Vice Chair Henrik Poulsen and the independent board members Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law and Martin Mackay will not stand for election at the Extraordinary General Meeting. Kasim Kutay (not independent) and the employee-elected board members Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau will remain on the Board. The Novo Nordisk Foundation and Novo Holdings A/S have submitted a shareholder proposal to elect Lars Rebien Sørensen as Chair (not independent), Cees de Jong as Vice Chair (independent) and Britt Meelby Jensen (not independent), Mikael Dolsten (independent) and Stephan Engels (independent) as members of the Board of Directors. Also, it was announced that Helena Saxon (independent) will be proposed for election as member of the Board at the Annual General Meeting in 2026. For further information, see separate company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916439 (the contents of the company's website do not form a part of this Form 6-K).

Changes in Executive Management
In November, Novo Nordisk announced changes in Executive Management. After a distinguished career of more than 27 years with Novo Nordisk, hereof 10 years as executive vice president of CMC & Product Supply, Henrik Wulff has decided to leave the company with effect from 1 January 2026. Henrik was also previously responsible for Quality and IT. Kasper Bødker Mejlvang, currently SVP of Region Japan, is promoted to executive vice president of CMC & Product Supply with effect from 1 January 2026, succeeding Henrik Wulff. Kasper Bødker Mejlvang has been with Novo Nordisk for 22 years and has held various leadership roles with increasing responsibility across the value chain, mainly within Product Supply and CMC. Kasper Bødker Mejlvang is a Danish national and will be based in Denmark.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 26 of 38
LEGAL MATTERS

Securities class-action lawsuit filed against Novo Nordisk A/S
In August 2025, a class-action lawsuit was filed against Novo Nordisk A/S, then Chief Executive Officer Lars Fruergaard Jørgensen and Executive Vice Presidents Maziar Mike Doustdar, Karsten Munk Knudsen and David S. Moore in the United States District Court for the District of New Jersey by a proposed class of purchasers of Novo Nordisk American Depository Receipts (ADRs) between 7 May 2025 and 28 July 2025. The lawsuit relates to the company’s financial forecasts for growth in 2025 and alleges that the company misled investors as to its potential to capitalise on the compounded market for GLP-1 medicines, understated the potential impact of the personalisation exception for compounding of GLP-1 medicines, and overstated the company’s ability to penetrate the GLP-1 market to achieve continued growth. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Inflation Reduction Act Litigation
On 6 October 2025, the United States Court of Appeals for the Third Circuit affirmed the District Court’s prior ruling dismissing Novo Nordisk’s lawsuit challenging the legality of the pricing provisions of the Inflation Reduction Act (see page 21 of Novo Nordisk’s Financial Report for the period 1 January 2023 to 30 September 2023). Novo Nordisk is considering next steps, including potentially seeking review of this decision by the United States Supreme Court. Novo Nordisk does not expect the outcome of this litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 27 of 38
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved this financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first nine months of 2025. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with the recognition and measurement requirements in the IFRS Accounting Standards as adopted by the EU and the accounting policies are consistent with those applied in the Annual Report 2024.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2024.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 30 September 2025 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 30 September 2025. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 5 November 2025

Executive Management:

Mike Doustdar President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 28 of 38
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
14 November 2025	Extraordinary General Meeting
4 February 2026	Financial statement for 2025
26 March 2026	Annual General meeting
6 May 2026	Financial results for the first three months of 2026
5 August 2026	Financial results for the first six months of 2026
4 November 2026	Financial results for the first nine months of 2026

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com
Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives or goals for future operations and/or not yet completed business acquistions or divestments, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2024, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2024.

None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 29 of 38
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2025			2024				Q3 2025 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2024

Net sales	74,976	76,857	78,087	85,683	71,311	68,060	65,349	5%

Gross profit	57,072	64,011	65,197	72,659	60,003	57,786	55,433	(5%)
Gross margin	76.1%	83.3%	83.5%	84.8%	84.1%	84.9%	84.8%

Sales and distribution costs	(15,996)	(17,533)	(14,892)	(18,701)	(15,210)	(14,934)	(13,256)	5%
Percentage of sales	21.3%	22.8%	19.1%	21.8%	21.3%	21.9%	20.3%
Research and development costs[1]	(15,393)	(11,690)	(10,308)	(13,802)	(9,488)	(16,166)	(8,606)	62%
Percentage of sales	20.5%	15.2%	13.2%	16.1%	13.3%	23.8%	13.2%
Administrative costs	(1,884)	(1,316)	(1,220)	(1,580)	(1,382)	(1,157)	(1,157)	36%
Percentage of sales	2.5%	1.7%	1.6%	1.8%	1.9%	1.7%	1.8%
Other operating income and expenses	(117)	(23)	14	(1,839)	(101)	405	(568)	N/A

Operating profit (EBIT)	23,682	33,449	38,791	36,737	33,822	25,934	31,846	(30%)
Operating margin	31.6%	43.5%	49.7%	42.9%	47.4%	38.1%	48.7%

Financial income	307	5,314	3,425	3,913	(821)	960	2,146	(137%)
Financial expenses	1,528	(4,958)	(5,183)	(5,093)	1,383	(1,562)	(2,074)	10%
Financial items (net)	1,835	356	(1,758)	(1,180)	562	(602)	72	227%

Profit before income taxes	25,517	33,805	37,033	35,557	34,384	25,332	31,918	(26%)

Income taxes	(5,511)	(7,302)	(7,999)	(7,327)	(7,083)	(5,282)	(6,511)	(22%)

Net profit	20,006	26,503	29,034	28,230	27,301	20,050	25,407	(27%)

Depreciation, amortisation and impairment losses	7,757	4,833	3,830	5,198	2,150	8,845	2,914	261%
Capital expenditure (PP&E)	13,628	14,661	13,422	16,101	12,119	10,470	8,474	12%
Net cash flows from operating activities	46,107	40,785	24,591	12,301	43,850	50,503	14,314	5%
Free cash flow	30,316	24,079	9,492	(86,467)	30,451	36,289	5,020	0%
EBITDA	31,439	38,282	42,621	41,935	35,972	34,779	34,760	(13%)
Adjusted net profit	29,179	28,265	30,304	30,516	27,797	25,795	26,449	5%

Total assets	512,288	482,153	489,162	465,795	397,441	369,383	298,921	29%
Total equity	169,896	168,066	138,540	143,486	120,522	112,522	98,911	41%
Equity ratio	33.2%	34.9%	28.3%	30.8%	30.3%	30.5%	33.1%

Full-time equivalent employees end of period	78,554	78,387	77,406	76,302	71,880	69,260	66,015	9%

Basic earnings per share/ADR (in DKK)	4.50	5.96	6.54	6.34	6.13	4.50	5.70	(27%)
Diluted earnings per share/ADR (in DKK)	4.50	5.96	6.53	6.34	6.12	4.49	5.68	(26%)
Average number of shares outstanding (million)	4,443.5	4,443.4	4,439.5	4,446.2	4,452.3	4,457.7	4,459.6	0%
Average number of diluted shares outstanding (million)	4,446.8	4,446.7	4,446.4	4,455.5	4,460.5	4,465.4	4,470.5	0%

Sales by business segment:
Total GLP-1	36,735	38,366	39,574	42,173	34,935	37,035	34,982	5%
Long-acting insulin	4,200	4,467	5,388	5,158	4,035	4,737	5,165	4%
Premix insulin	2,357	2,636	2,813	2,867	2,518	2,436	2,968	(6%)
Fast-acting insulin	4,109	4,542	5,052	6,017	4,150	3,868	4,487	(1%)
Human insulin	1,327	1,101	1,744	1,845	1,806	1,571	1,745	(27%)
Total insulin	11,993	12,746	14,997	15,887	12,509	12,612	14,365	(4%)
Other Diabetes care	421	454	473	512	492	533	583	(14%)
Total Diabetes care	49,149	51,566	55,044	58,572	47,936	50,180	49,930	3%
Wegovy®	20,354	19,528	17,360	19,866	17,304	11,659	9,377	18%
Saxenda®	752	844	1,064	1,540	1,497	2,245	1,658	(50%)
Total Obesity care	21,106	20,372	18,424	21,406	18,801	13,904	11,035	12%
Diabetes and Obesity care total	70,255	71,938	73,468	79,978	66,737	64,084	60,965	5%

Rare blood disorders	2,919	3,096	2,921	3,398	2,988	2,864	2,888	(2%)
Rare endocrine disorders	1,393	1,420	1,312	1,923	1,227	730	1,113	14%
Other Rare disease	409	403	386	384	359	382	383	14%
Rare disease total	4,721	4,919	4,619	5,705	4,574	3,976	4,384	3%

Sales by geographic segment:[2]
US Operations	41,144	42,963	44,316	52,371	39,847	38,404	36,782	3%
International Operations	33,832	33,894	33,771	33,312	31,464	29,656	28,567	8%
- EUCAN	16,767	16,447	14,765	16,418	14,098	13,910	13,119	19%
- Emerging Markets	6,635	7,544	8,790	7,194	8,323	6,758	7,240	(20%)
- APAC	5,466	5,615	4,594	5,376	4,335	4,025	3,702	26%
- Region China	4,964	4,288	5,622	4,324	4,708	4,963	4,506	5%

Segment operating profit:
Diabetes and Obesity care	24,222	32,931	38,247	36,044	33,473	26,984	31,218	(28%)
Rare disease	(540)	518	544	693	349	(1,050)	628	(255%)

1) Research and development costs include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

2) Effective 1 January 2025, North America Operations and International Operations were reorganised into US operations and International Operations. International operations cover the following regions: i. EUCAN (Europe and Canada), ii. Emerging markets (mainly Latin America, the Middle East, and Africa), iii. APAC (Japan, Korea, Oceania and Southeast Asia), and iv. Region China (Mainland China, Hong Kong and Taiwan). Comparative information has been restated to reflect the new geographical structure.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 30 of 38
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2025	9M 2024		Q3 2025	Q3 2024

Income statement

Net sales	229,920	204,720		74,976	71,311
Cost of goods sold	(43,640)	(31,498)		(17,904)	(11,308)

Gross profit	186,280	173,222		57,072	60,003

Sales and distribution costs	(48,421)	(43,400)		(15,996)	(15,210)
Research and development costs	(37,391)	(34,260)		(15,393)	(9,488)
Administrative costs	(4,420)	(3,696)		(1,884)	(1,382)
Other operating income and expenses	(126)	(264)		(117)	(101)

Operating profit	95,922	91,602	91602000000	23,682	33,822

Financial income	9,046	2,285		307	(821)
Financial expenses	(8,613)	(2,253)		1,528	1,383

Profit before income taxes	96,355	91,634		25,517	34,384

Income taxes	(20,812)	(18,876)		(5,511)	(7,083)

NET PROFIT	75,543	72,758	72758000000	20,006	27,301

Basic earnings per share (DKK)	17.00	16.33		4.50	6.13
Diluted earnings per share (DKK)	16.99	16.29		4.50	6.12

Segment Information

Segment sales:
Diabetes and Obesity care	215,661	191,786		70,255	66,737
Rare disease	14,259	12,934		4,721	4,574

Segment operating profit:
Diabetes and Obesity care	95,400	91,675		24,222	33,473
Operating margin	44.2%	47.8%		34.5%	50.2%

Rare disease	522	(73)		(540)	349
Operating margin	3.7%	(0.6)%		(11.4)%	7.6%

Total segment operating profit	95,922	91,602		23,682	33,822

Statement of comprehensive income

Net profit	75,543	72,758		20,006	27,301

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	111	(98)		24	(64)

Items that will not be reclassified subsequently to the income statement	111	(98)		24	(64)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(7,950)	(1,628)		9	(2,822)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	5,031	(1,033)		1,788	(354)
Deferred gains/(losses) on hedges, incurred during the period	8,742	(466)		(4,662)	2,024
Tax and other items	(3,494)	258		619	(368)

Items that will be reclassified subsequently to the income statement	2,329	(2,869)		(2,246)	(1,520)

Other comprehensive income	2,440	(2,967)		(2,222)	(1,584)
TOTAL COMPREHENSIVE INCOME	77,983	69,791		17,784	25,717

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 31 of 38
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2025	9M 2024

Net profit	75,543	72,758

Adjustment for non-cash items:
Income taxes in the income statement	20,812	18,876
Depreciation, amortisation and impairment losses	16,420	13,909
Other non-cash items	25,651	30,109
Change in working capital	(16,633)	(11,014)
Interest received	962	1,071
Interest paid	(2,249)	(359)
Income taxes paid	(9,023)	(16,683)

Net cash flows from operating activities	111,483	108,667

Purchase of intangible assets	(4,565)	(3,688)
Purchase of property, plant and equipment	(41,711)	(31,063)
Proceeds from sale of property, plant and equipment	—	1
Cash used for acquisition of businesses	—	(668)
Proceeds from other financial assets	11	—
Purchase of other financial assets	(225)	(433)
Purchase of marketable securities	(498)	(19,028)
Sale of marketable securities	10,642	17,200

Net cash flows from investing activities	(36,346)	(37,679)

Purchase of treasury shares	(1,388)	(12,690)
Dividends paid	(51,763)	(44,140)
Proceeds from borrowings	73,311	34,632
Repayment of borrowings	(78,035)	(5,902)

Net cash flows from financing activities	(57,875)	(28,100)

Net cash generated from activities	17,262	42,888

Cash and cash equivalents at the beginning of the year	15,655	14,392
Exchange gain/(loss) on cash and cash equivalents	(833)	(262)

Cash and cash equivalents at the end of the period	32,084	57,018

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 32 of 38
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2025	31 Dec 2024

ASSETS

Intangible assets	106,587	111,090
Property, plant and equipment	193,244	162,488
Investments in associated companies	390	400
Deferred income tax assets	22,772	24,627
Other receivables and prepayments	5,077	4,016
Other financial assets	2,335	2,277

TOTAL NON-CURRENT ASSETS	330,405	304,898

Inventories	47,504	40,849
Trade receivables	75,421	71,949
Tax receivables	4,576	2,853
Other receivables and prepayments	12,376	12,612
Marketable securities	499	10,653
Derivative financial instruments	9,423	6,326
Cash at bank	32,084	15,655

TOTAL CURRENT ASSETS	181,883	160,897
TOTAL ASSETS	512,288	465,795

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(2)	(2)
Retained earnings	168,529	144,448
Other reserves	923	(1,406)

TOTAL EQUITY	169,896	143,486

Borrowings	89,180	89,674
Deferred income tax liabilities	9,268	5,426
Retirement benefit obligations	751	903
Other liabilities	19	23
Provisions	8,816	8,755

Total non-current liabilities	108,034	104,781

Borrowings	12,034	13,113
Trade payables	23,904	28,846
Tax payables	22,335	9,716
Other liabilities	41,049	37,993
Derivative financial instruments	3,547	7,531
Provisions[1]	131,489	120,329

Total current liabilities	234,358	217,528

TOTAL LIABILITIES	342,392	322,309

TOTAL EQUITY AND LIABILITIES	512,288	465,795

1) At 30 September 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. Given the passage of time and the current legal and regulatory landscape relating to enforcement of the 340B program, the Company reduced in Q2 2025 the provision for 340B statutory discounts by USD 0.4 billion (around DKK 3 billion) from USD 4.6 billion (as of 31 December 2024) to USD 4.2 billion, reflecting an assessment of current applicable laws, historical legal and administrative rulings as well as attrition and experience from historical claims. During the first nine months of 2024, the Company increased the provision for 340B statutory discounts by a total of USD 0.8 billion.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 33 of 38
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			75,543		75,543
Other comprehensive income for the period			111	2,329	2,440

Total comprehensive income for the period			75,654	2,329	77,983

Transactions with owners:
Dividends			(51,763)		(51,763)
Share-based payments			1,615		1,615
Purchase of treasury shares		0	(1,388)		(1,388)
Tax related to transactions with owners			(37)		(37)

Balance at the end of the period	446	(2)	168,529	923	169,896

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit			72,758		72,758
Other comprehensive income for the period			(98)	(2,869)	(2,967)

Total comprehensive income for the period			72,660	(2,869)	69,791

Transactions with owners:
Dividends			(44,140)		(44,140)
Share-based payments			1,291		1,291
Purchase of treasury shares		(1)	(12,689)		(12,690)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(291)		(291)

Balance at the end of the period	446	(1)	121,670	(1,593)	120,522

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 34 of 38
APPENDIX 6: SALES SPLIT PER AREA

Q3 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	31,293	21,322	9,971	5,842	1,690	772	1,667
% change at CER	12%	14%	7%	22%	(11%)	4%	(11%)
Ozempic®	30,744	21,272	9,472	5,721	1,501	724	1,526
% change at CER	9%	7%	13%	28%	(3%)	9%	(11%)
Victoza®	549	50	499	121	189	48	141
% change at CER	—	—	(45%)	(64%)	(46%)	(35%)	(12%)
Rybelsus®	5,442	1,986	3,456	1,686	439	896	435
% change at CER	4%	(13%)	18%	(1%)	(8%)	23%	—
Total GLP-1	36,735	23,308	13,427	7,528	2,129	1,668	2,102
% change at CER	11%	11%	9%	16%	(10%)	13%	9%
Long-acting insulin	4,200	826	3,374	1,535	688	316	835
% change at CER	9%	6%	10%	(5%)	16%	6%	47%
Awiqli®	142	—	142	28	—	4	110
% change at CER	—	—	—	314%	—	—	—
Tresiba®	2,624	790	1,834	899	497	201	237
% change at CER	31%	124%	11%	2%	36%	6%	6%
Xultophy®	1,120	56	1,064	444	77	89	454
% change at CER	12%	5%	12%	(14%)	25%	7%	54%
Levemir®	314	(20)	334	164	114	22	34
% change at CER	(63%)	(105%)	(27%)	(25%)	(32%)	(4%)	(29%)
Premix insulin	2,357	149	2,208	216	384	542	1,066
% change at CER	(1%)	64%	(3%)	(13%)	(23%)	10%	2%
Ryzodeg®	1,289	—	1,289	55	194	333	707
% change at CER	18%	—	18%	23%	34%	15%	16%
NovoMix®	1,068	149	919	161	190	209	359
% change at CER	(17%)	64%	(23%)	(20%)	(46%)	2%	(18%)
Fast-acting insulin	4,109	1,718	2,391	1,189	640	288	274
% change at CER	5%	22%	(5%)	2%	(16%)	17%	(19%)
Fiasp®	632	235	397	311	34	52	—
% change at CER	67%	—	3%	2%	(18%)	30%	—
NovoRapid®	3,477	1,483	1,994	878	606	236	274
% change at CER	(2%)	5%	(7%)	2%	(16%)	14%	(19%)
Human insulin	1,327	470	857	162	379	155	161
% change at CER	(23%)	30%	(36%)	(22%)	(47%)	(31%)	(21%)
Total insulin	11,993	3,163	8,830	3,102	2,091	1,301	2,336
% change at CER	1%	20%	(4%)	(4%)	(18)%	3%	8%
Other Diabetes care[1]	421	18	403	127	57	60	159
% change at CER	(11%)	(65%)	(3%)	(6%)	(3%)	(14%)	3%
Total Diabetes care	49,149	26,489	22,660	10,757	4,277	3,029	4,597
% change at CER	8%	12%	3%	9%	(14%)	8%	9%
Wegovy®	20,354	12,532	7,822	4,382	1,495	1,837	108
% change at CER	23%	6%	67%	100%	(16%)	213%	(27%)
Saxenda®	752	90	662	301	297	55	9
% change at CER	(47%)	8%	(51%)	(49%)	(38%)	(78%)	(64%)
Total Obesity care	21,106	12,622	8,484	4,683	1,792	1,892	117
% change at CER	18%	6%	41%	68%	(20%)	125%	(31%)
Diabetes and Obesity care total	70,255	39,111	31,144	15,440	6,069	4,921	4,714
% change at CER	11%	10%	11%	22%	(16%)	35%	7%

Rare disease segment
Rare blood disorders[2]	2,919	1,152	1,767	823	434	268	242
% change at CER	3%	(16%)	21%	4%	0%	37%	461%
Haemophilia A	638	94	544	241	108	77	118
% change at CER	18%	(20%)	28%	(10%)	25%	46%	448%
Haemophilia B	376	143	233	168	16	45	4
% change at CER	29%	62%	15%	11%	50%	21%	(20%)
NovoSeven®	1,653	744	909	391	300	98	120
% change at CER	(13%)	(32%)	15%	8%	(7%)	7%	—
Rare endocrine disorders[3]	1,393	817	576	255	88	227	6
% change at CER	20%	28%	10%	16%	(27%)	32%	200%
Other Rare disease[4]	409	64	345	249	44	50	2
% change at CER	19%	205%	7%	10%	(18%)	10%	—
Rare disease total	4,721	2,033	2,688	1,327	566	545	250
% change at CER	9%	0%	16%	7%	(8%)	32%	456%

Total sales	74,976	41,144	33,832	16,767	6,635	5,466	4,964
% change at CER	11%	10%	12%	21%	(15%)	35%	12%
% change as reported	5%	3%	8%	19%	(20%)	26%	5%
Share of growth	100%	51%	49%	38%	(17%)	20%	7%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 35 of 38

9M 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	97,885	66,595	31,290	17,103	6,828	2,586	4,773
% change at CER	11%	13%	7%	16%	7%	3%	(12%)
Ozempic®	95,264	66,113	29,151	16,536	5,902	2,425	4,288
% change at CER	13%	14%	11%	19%	6%	9%	(7%)
Victoza®	2,621	482	2,139	567	926	161	485
% change at CER	(34%)	(59%)	(23%)	(36%)	9%	(45%)	(38%)
Rybelsus®	16,790	6,657	10,133	5,420	1,505	2,657	551
% change at CER	5%	(11%)	19%	14%	3%	22%	281%
Total GLP-1	114,675	73,252	41,423	22,523	8,333	5,243	5,324
% change at CER	10%	10%	10%	15%	6%	12%	(4%)
Long-acting insulin	14,055	3,701	10,354	4,689	2,275	988	2,402
% change at CER	3%	(2%)	5%	(4%)	9%	1%	28%
Awiqli®	261	—	261	63	—	9	189
% change at CER	—	—	—	—	—	—	—
Tresiba®	9,001	3,465	5,536	2,661	1,503	634	738
% change at CER	29%	92%	6%	0%	22%	4%	4%
Xultophy®	3,461	202	3,259	1,396	241	273	1,349
% change at CER	10%	1%	10%	(7%)	4%	(3%)	43%
Levemir®	1,332	34	1,298	569	531	72	126
% change at CER	(62%)	(98%)	(22%)	(23%)	(15%)	(14%)	(44%)
Premix insulin	7,806	416	7,390	694	1,535	1,570	3,591
% change at CER	0%	20%	(1%)	(10%)	0%	0%	1%
Ryzodeg®	4,084	—	4,084	167	678	977	2,262
% change at CER	17%	—	17%	24%	40%	7%	15%
NovoMix®	3,722	416	3,306	527	857	593	1,329
% change at CER	(13%)	20%	(16%)	(18%)	(18%)	(10%)	(16%)
Fast-acting insulin	13,703	6,087	7,616	3,571	2,208	842	995
% change at CER	12%	38%	(3%)	(2%)	(3%)	1%	(13%)
Fiasp®	1,981	711	1,270	964	148	158	—
% change at CER	32%	130%	6%	4%	10%	15%	—
NovoRapid®	11,722	5,376	6,346	2,607	2,060	684	995
% change at CER	9%	32%	(5%)	(4%)	(4%)	(2%)	(13%)
Human insulin	4,172	1,040	3,132	509	1,430	655	538
% change at CER	(15%)	5%	(20%)	(22%)	(26%)	(8%)	(13%)
Total insulin	39,736	11,244	28,492	9,463	7,448	4,055	7,526
% change at CER	3%	18%	(2%)	(5%)	(5%)	(1%)	5%
Other Diabetes care[1]	1,348	99	1,249	390	201	198	460
% change at CER	(14%)	(38%)	(12%)	(6%)	(2%)	(5%)	(22%)
Total Diabetes care	155,759	84,595	71,164	32,376	15,982	9,496	13,310
% change at CER	8%	11%	4%	8%	0%	6%	0%
Wegovy®	57,242	37,248	19,994	10,561	4,117	4,366	950
% change at CER	54%	25%	168%	116%	123%	—	481%
Saxenda®	2,660	273	2,387	1,182	935	241	29
% change at CER	(49%)	(41%)	(50%)	(46%)	(42%)	(72%)	(63%)
Total Obesity care	59,902	37,521	22,381	11,743	5,052	4,607	979
% change at CER	41%	24%	83%	65%	46%	221%	N/A
Diabetes and Obesity care total	215,661	122,116	93,545	44,119	21,034	14,103	14,289
% change at CER	15%	15%	16%	19%	9%	36%	5%

Rare disease segment
Rare blood disorders[2]	8,936	3,767	5,169	2,453	1,358	796	562
% change at CER	5%	(2%)	11%	0%	(2%)	26%	176%
Haemophilia A	1,776	280	1,496	742	270	198	286
% change at CER	2%	(30%)	12%	(9%)	17%	31%	88%
Haemophilia B	1,056	403	653	460	54	126	13
% change at CER	16%	23%	12%	6%	96%	15%	(7%)
NovoSeven®	5,523	2,723	2,800	1,186	1,000	351	263
% change at CER	(1%)	(8%)	6%	0%	(8%)	4%	—
Rare endocrine disorders[3]	4,125	2,347	1,778	699	425	636	18
% change at CER	37%	51%	23%	17%	16%	32%	171%
Other Rare disease[4]	1,198	193	1,005	708	152	140	5
% change at CER	9%	62%	2%	4%	(4%)	2%	(14%)
Rare disease total	14,259	6,307	7,952	3,860	1,935	1,572	585
% change at CER	13%	14%	12%	3%	1%	26%	170%

Total sales	229,920	128,423	101,497	47,979	22,969	15,675	14,874
% change at CER	15%	15%	16%	18%	8%	35%	8%
% change as reported	12%	12%	13%	17%	3%	30%	5%
Share of growth	100%	54%	46%	23%	6%	14%	4%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 36 of 38
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales at CER, Operating profit at CER, EBITDA, EBITDA at CER, Adjusted net profit and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	9M 2025	9M 2024	% change 9M 2025 to 9M 2024	Q3 2025	Q3 2024	% change Q3 2025 to Q3 2024

Net sales	229,920	204,720	12%	74,976	71,311	5%
Effect of exchange rates	5,981	1,471		3,875	689
Net sales at CER	235,901	206,191	N/A	78,851	72,000	N/A
Net sales previous period	204,720			71,311
% increase/(decrease) in constant exchange rates	15%			11%

Operating profit at CER

DKK million	9M 2025	9M 2024	% change 9M 2025 to 9M 2024	Q3 2025	Q3 2024	% change Q3 2025 to Q3 2024

Operating profit	95,922	91,602	5%	23,682	33,822	(30%)
Effect of exchange rates	5,068	1,134		2,958	506
Operating profit at CER	100,990	92,736	N/A	26,640	34,328	N/A
Operating profit previous period	91,602			33,822
% increase/(decrease) in constant exchange rates	10%			(21)%

EBITDA and EBITDA at CER
Novo Nordisk has significantly increased its M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies. 'EBITDA at CER’ means that the effect of changes in exchange rates is excluded by measuring EBITDA (as defined above) at the average exchange rates for the same period prior year.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 37 of 38

EBITDA and EBITDA at CER

DKK million	9M 2025	9M 2024	% change 9M 2025 to 9M 2024	Q3 2025	Q3 2024	% change Q3 2025 to Q3 2024

Net profit	75,543	72,758	4%	20,006	27,301	(27%)
Income taxes	20,812	18,876	10%	5,511	7,083	(22%)
Financial income	(9,046)	(2,285)	296%	(307)	821	(137%)
Financial expenses	8,613	2,253	282%	(1,528)	(1,383)	10%
Operating profit (EBIT)	95,922	91,602	5%	23,682	33,822	(30%)
Depreciation and amortisations	11,263	6,214	81%	3,760	2,043	84%
Impairment losses and reversals	5,157	7,695	(33%)	3,997	107	N/A
EBITDA	112,342	105,511	6%	31,439	35,972	(13%)
Effect of exchange rates	5,121	1,172		2,983	539
EBITDA at CER	117,463	106,683	N/A	34,422	36,511	N/A
EBITDA previous period	105,511			35,972
% increase/(decrease) in constant exchange rates	11%			(4%)

Adjusted net profit
Novo Nordisk defines Adjusted net profit as ‘Net profit’ excluding ‘Impairment losses and reversals on intangible assets’, ‘Amortisations on intangible assets', ‘Major restructuring costs’ related to substantial restructuring plans and the related tax effects of all these adjustments.

Major restructuring costs refer to costs incurred in connection with substantial restructuring plans where the accumulated costs exceed DKK 1,000 million, including the company-wide transformation plan announced by Novo Nordisk on 10 September 2025. Costs included under ‘Major restructuring costs’ are considered exceptional and non-recurring, as they arise from strategic restructurings that are not reflective of the Group’s ongoing operating activities. Such costs include costs of severance and termination benefits, impairments of tangible assets and committed expenses for contract or projects terminated as part of substantial restructuring plans. Impairments of intangible assets are included in the line ‘Impairment losses and reversals on intangible assets’ even if related to substantial restructuring plans.
The company-wide transformation plan announced on 10 September 2025 is an example of such substantial restructuring plan and involves strategic initiatives to simplify the organisation, improve the speed of decision-making, and reallocate resources towards the company’s growth opportunities in diabetes and obesity. As part of the restructuring, the global workforce is being reduced by approximately 9,000 positions, with around 5,000 reductions expected in Denmark. No other major restructuring plans have been undertaken within the past two years. For further information on the company-wide transformation plan, see separate company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916424 (the contents of the company's website do not form a part of this Form 6-K).

Costs incurred for separate, smaller-scale restructuring plans are not excluded and therefore remain included in Adjusted net profit, unless classified under other adjusting items, reflecting their recurring and operational nature.
Adjusted net profit is considered to be relevant information for investors as it helps them analyse financial performance from core business operations from period to period and enhances comparability against peer companies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

Financial report for the period 1 January 2025 to 30 September 2025	Page 38 of 38

Adjusted net profit

DKK million	9M 2025	9M 2024	% change 9M 2025 to 9M 2024	Q3 2025	Q3 2024	% change Q3 2025 to Q3 2024

Net profit	75,543	72,758	4%	20,006	27,301	(27%)
Impairment losses and reversals on intangible assets[1]	2,040	7,625	(73%)	1,403	60	N/A
Amortisations on intangible assets	4,891	1,685	190%	1,647	568	190%
Major restructuring costs	8,090	—	N/A	8,090	—	N/A
Tax effects of adjustments	(2,816)	(2,026)	39%	(1,967)	(131)	N/A
Adjusted net profit	87,748	80,042	10%	29,179	27,798	5%
1) Impairment losses on intangible assets relate in part to substantial restructuring plans. These are detailed in the table 'Specification of major restructuring costs'.

Specification of major restructuring costs Q3 / 9M 2025

DKK million	Costs of goods sold	Sales and distribution costs	Research and development costs	Administrative costs	Q3 / 9M 2025

Severance and termination benefits	2,064	1,562	1,154	557	5,337
Committed expenses for contracts or projects terminated	0	0	427	0	427
Impairment losses on tangible assets	1,369	0	957	0	2,326
Major restructuring costs excluded from Adjusted net profit	3,433	1,562	2,538	557	8,090

Impairment losses on intangible assets	0	0	1,365	0	1,365
Total major restructuring costs	3,433	1,562	3,903	557	9,455

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2025	9M 2024	Q3 2025	Q3 2024

Net cash generated from operating activities	111,483	108,667	46,107	43,850
Net cash used in investing activities	(36,346)	(37,679)	(15,425)	(20,904)
Add-back of net purchase (net sale) of marketable securities	(10,144)	1,828	(5)	8,000
Repayment on lease liabilities	(1,106)	(1,056)	(361)	(495)
Free cash flow	63,887	71,760	30,316	30,451

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 31 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 5, 2025
Novo Nordisk A/S

Mike Doustdar
Chief Executive Officer